EXHIBIT 12.01

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine months ended September 30, 2014		Fiscal Years ended December 31,
			2013		2012		2011		2010		2009
Income from continuing operations before taxes on income	$2,231		$2,473		$1,975		$3,231		$3,869		$1,906
Adjustments:
Equity in earnings of equity affiliates	(243)		(547)		(810)		(1,471)		(1,958)		(1,435)
Distributed income of equity affiliates (1)	1,673		629		1,089		820		1,712		755
Net income attributable to noncontrolling interests					(5)		(3)		(2)		6
Fixed charges net of capitalized interest	118		148		138		119		129		103

Earnings before taxes and fixed charges as adjusted	$3,779		$2,703		$2,387		$2,696		$3,750		$1,335

Fixed charges:
Interest incurred (2)	120		153		181		132		126		111
Portion of rent expense which represents an appropriate interest factor (3)	27		28		27		30		21		20
Amortization of debt costs	$2		$2		$4		$3		$2		$1

Total fixed charges	$149		$183		$212		$165		$149		$132

Ratio of earnings to fixed charges	25.4	x	14.8	x	11.3	x	16.3	x	25.2	x	10.1	x

(1)	Includes a $1.6 billion dividend received from Samsung Corning Precision Materials Co., Ltd. (now, CPM) related to the acquisition of CPM by Corning in January 2014.
(2)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(3)	One-third of net rent expense is the portion deemed representative of the interest factor.